

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via Email
Bruce M. Goldberg
Vice President, Chief Legal and Chief Compliance
Officer and Corporate Secretary
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re:** **SMART Modular Technologies (WWH), Inc.**
> **Schedule 13E-3**
> **Filed May 25, 2011**
> **File No. 005-81651**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 25, 2011**
> **File No. 000-51771**

Dear Mr. Goldberg:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Given your disclosure on pages 70 and 71 of the preliminary proxy statement, please provide us with your analysis explaining why Mr. Patel, the Rollover Investors other than Mr. MacKenzie identified on page 71 and management that will continue to be employed following the transaction are not engaged in the going-private transaction and are not required to file a Schedule 13E-3. Include in your response an identification of who is expected to receive the equity awards mentioned on page 68 and 70, who will exchange unvested options for options to acquire shares of Parent and who may receive "Remaining Restricted Stock Units." Please include in your response a discussion of

Questions 201.01, 201.05 and 201.06 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Introduction

2.   We note the statement in the last paragraph of the introduction disclaiming responsibility for the information supplied by other filing persons. This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer for the filing. Please revise.

Schedule 14A

3.   Please revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

The Merger and Merger Consideration, page 2

4.   Briefly describe the purpose for the different handling of options mentioned in the second and third bullets on page 2.

Equity Financing, page 4

5.   We refer you to the first paragraph. Disclosure in the first sentence suggests that the U.S. Sponsors will make capital contributions to Parent for an aggregate of up to $381 million. However, the third sentence of the paragraph indicates that the Cayman Sponsors will fund all or a portion of the equity financing. Please supplement the disclosure to explain the difference between the making of a capital contribution to Parent and the funding of the equity financing.

Rollover Financing, page 5

6.   Please disclose the price per share of the Rollover Investors' intended investment in the ordinary share of Parent.

Conditions to the Merger, page 6

7.   Please clarify the purpose of the "marketing period" you mention and how it is consistent with "commitments" for debt financing you say you already have.

Cautionary Statement, page 15

8.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available for statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E). Please amend the proxy

statement to remove any reference to the safe harbor provisions, and refrain from referring to the safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction. Also, please revise the disclosure on page 115 to clarify that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going private transaction.

Background of the Merger, page 25

9.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. In this regard, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including the Barclays April 1, 2011 presentation of a preliminary analysis of a potential separation strategy referenced on page 33. Also, on page 28, you refer to a "revised valuation analysis," but it is unclear when the initial valuation analysis was performed or who performed it. Likewise, you refer to a request to Barclay's to "update their preliminary valuation presentation," but it is unclear when the initial or prior presentation was performed. Please revise to clarify and to include the information required by Item 1015 of Regulation M-A with respect to the initial valuation/presentation and the January 17, February 28 and April 1 presentations mentioned in your document. In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

10.   Please revise this section to clarify how the terms of the agreements with the Rollover Investors were determined.

11.   Please revise to clarify the extent to which Messrs. Shah and Patel participated in the October 22, 2010 meeting.

12.   Please expand the first paragraph on page 30 to disclose the substance of the conversations you mention. Please also expand to disclose why Financial Buyers A and B dropped out of the process and the issues the U.S. Sponsors had discovered in due diligence that impacted its valuation.

Reasons for the Merger, page 36

13.   Please revise to clarify the extent to which the Special Committee, your Board and other filing persons considered the significant appreciation in your stock price during 2011. Also, for each filing person, revise to clarify why the company proposes to go private now as opposed to any other time, particularly in light of the projected financial information disclosed on pages 64-66 as such information relates to your recent and historical financial performance.

14.   Please refer to the last bullet on page 37:

- While your disclosure here and page 60 indicates that a merger structure is preferable, it is unclear what is the material purpose of the transaction structure, including the material purpose of the agreements with the Rollover Investors; and

- Clarify the "potential risks, rewards and uncertainties" associated with the alternatives you considered and clearly describe each of those alternatives.

Please provide similar disclosure with respect to each other filing person.

Opinion of the Financial Advisor, page 43

15.   We note the criteria used by Barclays to select the companies in the Historical Share Price Analysis and Selected Comparable Company Analysis discussed on page 45 and the companies and transactions in the Selected Precedent Transaction Analysis discussed on page 49. Disclose whether any companies or transactions that met the criteria were excluded, naming the excluded companies and explaining the reasons for the exclusion.

Historical Share Price Analysis, page 45

16.   It is unclear from your disclosure what the percentages you mention are intended to signify and how those figures relate to the opinion as to fairness. Please clarify what Barclays concluded as a result of this analysis.

General, page 51

17.   We note the disclosure in the second to last paragraph on page 51 that Barclays has performed investment banking and other financial services for the company and the Sponsors and has received fees for such services. Please revise the disclosure to provide a quantitative description of all fees paid to Barclays and its affiliates by the company and its affiliates in connection with any and all such services provided in the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Purposes and Reasons, page 52

18.   The caption refers to Parent and Merger Sub, but the disclosure that follows does not appear to include their positions as to the matters you disclose. Similarly, the last paragraph does not appear to disclose Mr. Shah's reasons for the structure of the transaction, nor does it describe what alternatives were considered and why those alternatives were rejected. Please revise.

Purposes and Reasons of Mr. MacKenzie, page 52

19.   Please revise to disclose Mr. MacKenzie's reasons for the structure of the merger and what alternatives he considered and why those alternatives were rejected.

Position of the SLP Filing Persons. . ., page 57

20.   We note the cross-references to the factors considered by the Special Committee and the Board of Directors. If the SLP Filing Persons and the SLS Persons based their fairness determination on the analysis of factors undertaken by others, they each must expressly adopt this analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether each filing person is expressly adopting the Special Committee's analysis and discussion.

Position of Mr. Shah…, page 56
Position of Mr. MacKenzie . . ., page 57

21.   We note the cross-references in these two sections to the factors considered by the Special Committee and the SLP Filing persons and the SLS Filing Persons. Note that if Messrs. Shah and MacKenzie have based their fairness determination on the analysis and discussion of factors undertaken by others, they each must expressly adopt this analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether each filing person is expressly adopting the analysis and discussion of the Special Committee and/or the SLP Filing persons and the SLS Filing Persons. Alternatively, if Messrs. Shah and MacKenzie did not adopt another person's discussion and analysis or such other person's discussion and analysis do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, they should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.

Projected Financial Information, page 64

22.   Briefly describe the material assumptions and limitations underlying the Board Case and Reviewed Case Projections described. Your revised disclosure should also explain the difference in assumptions that led to the two different sets of projections.

Debt Financing, page 67

23.   Please provide the disclosure required by Item 1007(d) of Regulation M-A, including the term, collateral and stated and effective interest rates of the debt financing.

Interests of the Company's Directors and Executive Officers in the Merger, page 68

24.   With a view toward disclosure, please tell us how your disclosure in this section
        addresses each of the transactions mentioned in the bullet points. As one example, it is
        unclear where you describe and quantify the number of unvested options your affiliates
        will exchange for options to acquire shares of Parent. It is similarly unclear where you
        describe and quantify the interest of Mr. Shah. Please revise.

Special Committee Fees, page 77

25.   Please disclose the aggregate amount of fees to be received by each member of the
        Special Committee.

Litigation Related to the Merger, page 80

26.   Please revise to clarify the facts alleged in the proceedings referenced in your disclosure.
        Also provide us with copies of the pleadings, including complaints and answers, related
        to the lawsuits discussed in this section and for any lawsuits filed subsequent to the filing
        of your preliminary proxy statement.

Appraisal Rights, page 104

27.   Your disclosure may not be qualified by reference to statutes. Please revise the first
        paragraph accordingly.

Security Ownership . . ., page 106

28.   Please reconcile the number of options mentioned in the notes to this table with the
        number of options included in the table on page 72.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to each filing person's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing
person acknowledging that:

   •   the filing person is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289, Geoffrey D. Kruczek, at (202) 551-3614, or Perry Hindin, Special Counsel, Office of Merger and Acquisitions, at (202) 551-3444 with any questions.

Sincerely,

/s/ Geoffrey D. Kruczek for

Amanda Ravitz
Assistant Director

cc (email):   Alan Denenberg, Esq.
Davis, Polk and Wardwell LLP